

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via E-mail
James R. Emmons
Chief Executive Officer
Numbeer, Inc.
7660 Pebble Drive
Fort Worth, TX 76118

> **Re: Numbeer, Inc.**
> **Form 8-K**
> **Filed May 23, 2013**
> **File No. 000-54357**

Dear Mr. Emmons:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Loan Lauren P. Nguyen

　　　　　　　　　　Loan Lauren P. Nguyen
　　　　　　　　　　Special Counsel

cc: Via E-mail
　　　　Margaret E. Holland
　　　　Holland, Johns, & Penny, L.L.P.